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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

CARLISLE HOLDINGS LIMITED
(Translation of registrant's name into English)
60 Market Square, P.O. Box 1764, Belize City, Belize
(Address of principal executive offices)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date:	May 21, 2003	By:	/s/ P.T. OSBORNE Philip T. Osborne Company Secretary

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SIGNATURES